SCHEDULE 14A INFORMATION

Proxy Statement Pursuant to Section 14(a) of the Securities Exchange Act of 1934

Filed by the Registrant   [X]
Filed by a Party other than the Registrant [ ]

Check the appropriate box:
[ ] Preliminary Proxy Statement

            [ ] Confidential, for Use of the Commission Only
            (as permitted by Rule 14a-6(e)(2))

[X] Definitive Proxy Statement
[ ] Definitive Additional Materials
[ ] Soliciting Material Pursuant to Rule 14a-11(c)
or Rule 14a-12


YoCream International, Inc.
(Name of Registrant as Specified in Its Charter)

_____
(Name of Person(s) Filing Proxy Statement, if other than Registrant)


Payment of Filing Fee (Check the appropriate box):

[X] No fee required.
[ ] $125 per Exchange Act Rules 0-11(c)(1)(ii), 14a-6(i)(1), 14a-6(i)(2) or Item 22(a)(2) of Schedule 14A.
[ ] Fee computed on table below per Exchange Act Rules 14a-6(i)(4) and 0-11.

 1) Title of each class of securities to which transaction applies:

  _____

 2) Aggregate number of securities to which transaction applies:

  _____

 3) Per unit price or other underlying value of transaction computed pursuant to Exchange Act Rule 0-11 (Set forth the amount on which the filing fee is calculated and state how it was determined):

  _____

 4) Proposed maximum aggregate value of transaction:

  _____

 5) Total fee paid:

  _____

[ ] Fee paid previously with preliminary materials
[ ] Check box if any part of the fee is offset as provided by Exchange Act Rule 0-11(a)(2) and identify the filing for which the offsetting fee was paid previously. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

 1) Amount Previously Paid:_____

 2) Form, Schedule or Registration No.:_____

 3) Filing Party:_____

 4) Date Filed:_____



**PROXY STATEMENT
AND NOTICE OF
ANNUAL MEETING OF
SHAREHOLDERS**

Wednesday, April 21, 2004, 10:00 a.m.
In the "Rose Room"
(Located on the "Preferred Level")
Rose Garden Arena
One Center Court
Portland, Oregon 97227

YOCREAM INTERNATIONAL, INC.
5858 NE 87th Avenue
Portland, Oregon 97220

Dear Shareholder:

You are cordially invited to attend the YoCream International, Inc. Annual Meeting of Shareholders. The meeting will be held:

Wednesday, April 21, 2004, 10:00 a.m.
In the "Rose Room"
(Located on the "Preferred Level")
Rose Garden Arena
One Center Court
Portland, Oregon 97227

The Notice of Annual Meeting of Shareholders, Proxy Statement, and Proxy for YoCream International, Inc. are included in this mailing. Even if you plan to attend the Annual Meeting in person, it is important that you return the enclosed Proxy to ensure that every shareholder's shares are voted at the meeting. Please mark, date, sign, and return your Proxy promptly in the enclosed postage-paid return envelope.

The directors and officers of YoCream International, Inc. look forward to seeing you at the Annual Meeting.

Sincerely,

John N. Hanna
Chairman of the Board of Directors
And Chief Executive Officer

This page intentionally left blank

YOCREAM INTERNATIONAL, INC.
5858 NE 87th Avenue
Portland, Oregon 97220

NOTICE OF ANNUAL MEETING OF SHAREHOLDERS
TO BE HELD ON WEDNESDAY, APRIL 21, 2004

The annual meeting of shareholders of YoCream International, Inc. will be held in the Rose Room on the Preferred Level of the Rose Garden Arena, One Center Court, Portland, Oregon, at 10:00 a.m., on April 21, 2004. At the meeting, shareholders will:

1. Elect directors; and

2. Transact such other business as may properly come before the meeting.

The Board of Directors has fixed the close of business on March 8, 2004 as the record date. Only shareholders of record on the close of business on the record date are entitled to Notice of the Annual Meeting of Shareholders and entitled to vote at such meeting. Further information regarding voting rights and the matters to be voted on is presented in the proxy statement.

We cordially invite all shareholders to personally attend the Annual Meeting of Shareholders. Whether or not you are able to attend, please be sure to sign, date and promptly return your Proxy in the enclosed pre-paid envelope. Your shares will be voted at the meeting in accordance with your proxy.

By Order of the Board of Directors,

John N. Hanna
Chairman of the Board of Directors
And Chief Executive Officer

Portland, Oregon

DATED: March 9, 2004

This page intentionally left blank

PROXY STATEMENT

ANNUAL MEETING OF SHAREHOLDERS
OF YOCREAM INTERNATIONAL
April 21, 2004

This proxy statement and accompanying 2003 Annual Report to Shareholders, the Notice of Annual Meeting of Shareholders and the proxy card are being furnished to shareholders of YoCream International, Inc. in connection with the solicitation of proxies by our Board of Directors for use at the 2004 Annual Meeting of Shareholders (the "Annual Meeting"). The Annual Meeting will be held at 10:00 a.m. on Wednesday, April 21, 2004, in the Rose Room, located on the Preferred Level of the Rose Garden Arena, One Center Court, Portland, Oregon. These proxy materials and 2003 Annual Report to Shareholders are being mailed on or about March 12, 2004 to shareholders of record on March 8, 2004.

Who May Vote

Only shareholders of record as of the close of business on March 8, 2004, are entitled to vote at the Annual Meeting. Your shares can only be voted at the Annual Meeting if you are present or represented by proxy at the meeting. If your shares are held by a broker, bank, or other nominee (in "street name"), you must contact such broker, bank or other nominee and give such nominee voting instructions to vote your shares at the Annual Meeting.

Voting By Proxy

You do not have to attend the meeting to vote your shares. You may vote your shares by proxy if you wish. You may mark the enclosed proxy card to indicate your vote on the matters presented at the meeting, and the individuals whose names appear on the proxy card will vote your shares as you instruct.

The Board of Directors has named John N. Hanna and James S. Hanna as the proxy holders. Their names appear on the proxy form accompanying this proxy statement. You may name another person to act as your proxy if you wish, but it is not necessary to do so.

What If I Do Not Mark My Proxy?

If you submit a signed proxy with no instructions, the named proxy holders will vote your shares in favor of the nominees for directors. In addition, the named proxy holders will vote in their discretion on such other matters that may be considered at the shareholders' meeting. If you do not sign your proxy, your shares will not count as present for determining a quorum, and your votes will not count.

Revoking a Proxy

You may revoke your proxy at any time before the vote is taken at the Annual Meeting. If you are the record holder of your shares, you may revoke your proxy by submitting a proxy bearing a later date or by notifying the secretary of YoCream International, Inc. (personally in writing or by mail) of your wish to revoke your proxy. You may also revoke your proxy by oral request if you are present at the meeting.

If your shares are held in street name, you must contact the nominee holder of the shares to revoke a proxy or to change your vote. You will not be able to vote or revoke a proxy at the meeting if your shares are held in street name.

YOCREAM INTERNATIONAL PROXY STATEMENT

You may still attend the meeting even if you have submitted a proxy. You should be aware that simply attending the meeting would not, of itself, revoke a proxy.

Number of Shares That May Vote

The authorized capital stock of YoCream International, Inc. consists of 30,000,000 shares of common stock and 5,000,000 shares of preferred stock. As of March 8, 2004, there were 2,277,956 shares of common stock issued and outstanding and entitled to vote at the meeting.

How We Determine a Quorum

A quorum will exist if shareholders holding at least a majority of the outstanding shares of common stock are present or represented by proxy at the Annual Meeting. If you come to the meeting or submit a proxy, but you abstain from voting on a given matter, your shares will count as present for determining a quorum.

How We Count Votes

Each share is entitled to one vote. The named proxies will vote your shares as you instruct on your proxy card. Abstentions or broker non-votes will not count for or against any matter indicated on the Notice of Annual Meeting and submitted to a vote of shareholders.

A broker non-vote occurs when a broker or other nominee holder, such as a bank, submits a proxy representing shares that another person actually owns, and that person has not given voting instructions to the broker or other nominee. On some matters, such as the election of directors, a broker or other nominee can vote those shares without instructions from the beneficial owner. Broker non-votes will count as present for establishing a quorum.

Counting Votes in the Election of Directors

Directors are elected by a plurality of votes, which means that the nominees receiving the most votes will be elected, regardless of how many votes are cast in favor of each nominee. Abstentions and broker non-votes will therefore have no effect on the election of directors. You may not accumulate your votes in electing directors, but rather, you may vote the total number of shares that you own for each open director position.

How Many Shares Do Directors and Officers Own?

As of March 8, 2004, directors and executive officers beneficially owned 1,042,567 shares, of which 897,068 shares are entitled to vote at the annual meeting. Those shares constitute 39.4% percent of the total shares outstanding and entitled to be voted at the meeting. All directors and executive officers are expected to vote for the Board's nominees for directors, although they are not obligated to do so.

Please complete, date, and sign the accompanying proxy and return it promptly to us in the enclosed, postage-paid envelope, even if you plan to attend the meeting.

BUSINESS TO BE CONDUCTED AT THE MEETING

AGENDA ITEM 1. ELECTION OF DIRECTORS

In accordance with the provisions of our bylaws, the Board of Directors has fixed the size of the current board at six (6) members.   Our Articles of Incorporation, as amended, provide that the directors are elected to serve staggered three-year terms of office.   The Board of Directors currently is divided into three different classes with the term of each class expiring at successive annual meetings.

The classes and directors serving in each class are set out in the following table:

Class I (term expires 2004)	Class II (term expires 2005)	Class III (term expires 2006
Vacant (1)	Carl G. Behnke	James S. Hanna
Joseph J. Hanna, Jr.	William J. Rush	John N. Hanna

    (1)   David Hanna, the past president of YoCream International, resigned from the Board in August of 2003.

The term of Joseph J. Hanna, Jr. expires in 2004 on the day of our Annual Meeting. Two directors will be elected at our Annual Meeting to serve a three-year term until the annual shareholders' meeting in 2007. The Board of Directors has nominated Frederick M. Kinyon and Joseph J. Hanna, Jr. to be elected at the Annual Meeting as the directors whose terms will expire in 2007.

If you submit a signed, completed proxy, the individuals named as proxy holders will vote your shares as you instruct. If you do not specify your choices, then the persons named in the proxy will vote for the election of the nominees listed above.

If any nominee is not available for election, your shares will be voted for a substitute nominee chosen by the Board of Directors. The Board believes all nominees will be available for election.

The Board of Directors recommends that shareholders vote FOR the election of all nominees.

INFORMATION ABOUT THE DIRECTORS AND NOMINEES

The following table lists the current Directors and nominees for Director, their current term and the length of service on the board.

Name	Age	Expiration of Current Term	Director Since
John N. Hanna	63	2006 Annual Shareholders' Meeting	1977
James S. Hanna	70	2006 Annual Shareholders' Meeting	1977
William J. Rush	69	2005 Annual Shareholders' Meeting	1987
Carl G. Behnke	58	2005 Annual Shareholders' Meeting	1994
Joseph J. Hanna, Jr.	65	2004 Annual Shareholders' Meeting	2001
Frederick M. Kinyon	65	To be elected at 2004 Annual Meeting	

Nominees Whose Terms will Expire 2007

Joseph J. Hanna, Jr. is a practicing tax attorney in Portland, Oregon and brings extensive legal experience to the Board. He is a partner in and the president of Hanna Strader, PC, which serves as general corporate counsel for the Company. Mr. Hanna has served on the boards of numerous civic organizations. Mr. Hanna holds a B.B.A. degree summa cum laude from University of Portland, a J.D. degree from Georgetown University Law School, and a L.L.M. degree in taxation from New York University Law School.

Frederick M. Kinyon is the owner of Capital Values Northwest, a financial consulting company. He previously served as Manager of the Corporate Finance Department of Oregon Bank and was a financial consultant with Cascade General, Inc. Mr. Kinyon holds a Masters Degree in Economics from University of Southern California, a Certificate of Financial Management from Stanford University and numerous investment accreditations including his CHFC and Chartered Financial Analysis.

Directors Whose Terms will Expire 2006

John N. Hanna is one of the original founders of YoCream International and is currently the Chairman of the Board and the Chief Executive Officer. He has served in these capacities since 1977. Mr. Hanna is a C.P.A. and holds a B.S. degree in Business Administration with high honors from Portland State College.

James S. Hanna is also one of the original founders and has served as Company Secretary and a member of the Board of Directors since the Company's inception. He currently is the owner and operator of Jamal Charters. Mr. Hanna holds a B.A. degree from Pacific University and a Masters in Administration degree from University of Puget Sound.

Directors Whose Terms will Expire 2005

Carl G. Behnke is Chairman of Sur La Table, a chain of specialty retail stores, and President of R.E.B. Enterprises, an investment company. He also is on the boards of several other business and civic organizations. Mr. Behnke holds a B.A. degree from Princeton University and an M.B.A. degree from Harvard University.

William J. Rush is the founding partner in Rush, Hannula, Harkins & Kyler, LLP, a law firm in Seattle, Washington. Mr. Rush's practice emphasis is personal injury law. Mr. Rush holds a law degree from the University of Washington.

Other Executive Officers

W. Douglas Caudell C.P.A. (inactive) is the Chief Financial Officer and has served in that capacity since April 1996. Mr. Caudell's prior experience includes serving three years as Controller and Treasurer for Market Transport, Ltd., a truckload carrier; three years as Vice President of Finance for Fabricland, Inc., a fabric, notions and crafts retailer; twelve years as Controller for Brooks Resources Corporation, a real estate development and resort operations company; and ten years with Peat, Marwick, Mitchell & Co., a national certified public accounting firm. Mr. Caudell received a B.S. degree from Portland State College.

Certain Relationships of Directors and Executive Officers

John N. Hanna, Chairman and Chief Executive Officer, is the brother of current Secretary and Director, James S. Hanna. Joseph J. Hanna, Jr., is related to James and John Hanna but is not a member of either's immediate family. John Hanna, Jim Hanna, and brother, David Hanna, past president and retired director, and Joseph J. Hanna are members of Pente, LLC, which owns and leases to YoCream International, Inc. all the real estate and improvements used by the company for its offices and operating and warehouse facilities. Joseph J. Hanna, Jr. is also a partner in Hanna Strader, P.C. that serves as general corporate counsel to and regularly performs legal services for the Company.

Composition of the Board of Directors

In compliance with the NASDAQ listing standards mandated by the Sarbanes-Oxley Act of 2002, the Board of Directors has determined that Carl Behnke, William Rush and Frederick Kinyon satisfy the independence requirements of such listing standards. Joseph J. Hanna, Jr. is no longer considered independent because payments received from the Company by Hanna Strader; P.C. for legal services in 2003 exceeded the permissible limits under the independence listing standards.

Because the Company is a small business issuer (as defined by the SEC regulations), it has until July 15, 2005 to comply with the new independence requirements for board members and committees. Currently, the Company is required to have only enough independent board members to satisfy the audit committee requirements of the applicable listing standards, which requires the committee be comprised of a minimum of three (3) members. The election of Mr. Kinyon to the Board of Directors will satisfy that requirement and the Board intends to appoint him to the Audit Committee. The Board of Directors intends to be in compliance with all the independence requirements by the 2005 Annual Shareholders Meeting and continues to search for qualified candidates to strengthen the Board.

Committees of the Board of Directors

The Board of Directors has established an audit committee and a compensation committee to assist the full Board in administering its duties. Under the current NASDAQ listing requirements applicable to the Company, it is not required to have a nominating committee.

Audit Committee

The members of the audit committee are currently Carl G. Behnke (Chairman), William J. Rush and Joseph J. Hanna, Jr. The Board of Directors believes that each of the current members of the audit committee possess the requisite financial knowledge and experience to serve on the audit committee and at least one member has adequate experience in finance or accounting, or any other comparable experience or background that results in the individual's financial sophistication, including being or having been a chief executive officer, chief financial officer or other senior officer with financial oversight responsibilities.

The NASDAQ listing standards require that the audit committee consist of a minimum of three members all of which must be independent directors, unless the Board of Directors, under exceptional and limited circumstances, determines that membership on the audit committee of one director that is not independent is required by the best interests of the corporation and its shareholders. In 2003, Joseph J. Hanna, Jr. who is not independent replaced former director, Craig Tall, on the audit committee.

The Board of Directors determined that Mr. Hanna's service on the audit committee in 2003 was in the best interest of the Company and shareholders because his appointment permitted the Company to search for a qualified independent candidate who satisfied the definition of an "audit committee financial expert."

The Company has maintained an Audit Committee in compliance with the NASDAQ independence listing standards and intends to continue to have an Audit Committee in full compliance with the applicable independence requirements. The Board of Directors has adopted an audit committee charter, a copy of which is attached as an appendix to this proxy statement and expects that it will be accessible on its website in the future.

Audit Committee Financial Expert

Although the Company is not required to have an "audit committee financial expert", the Board of Directors has reviewed the qualifications of Frederick Kinyon and determined that he possesses the requisite education and prior experience to satisfy the criteria to qualify as an audit committee financial expert. The Board of Directors intends to appoint Mr. Kinyon to serve on the Audit Committee to replace Joseph Hanna. The Board of Directors believes that Mr. Kinyon's education and experience, coupled with that of Mr. Behnke and Mr. Rush, will provide the Company with a strong, independent financial oversight committee.

Compensation Committee

As a small business issuer, the current NASDAQ listing requirements do not require the Company to have a Compensation Committee; however, the Board of Directors has formed a Compensation Committee and its current members are Joseph J. Hanna, Jr. (Chairman) and William J. Rush. The Board of Directors is currently in the process of considering a formal charter and expects that it will be accessible on the Company's website in the future. The Company intends to be in compliance with the independence requirements for the compensation committee no later than July 31, 2005.

Nomination of Directors

Currently, the full Board of Directors serves the function of a nominating committee. Because of the relatively small size of the board and the stability of its membership over the years, the Company has not found it necessary to have a separate committee, particularly when a full board would review and ultimately approve any director nominees recommended by a committee. The Board is considering whether to appoint a nominating committee, in which case, it would adopt a formal charter that would be posted on our website and accessible to shareholders in compliance with the regulations.

When a vacancy occurs on the Board or a director's term is expiring, the CEO consults with business associates, legal counsel and other professionals to identify potential candidates depending on the specific needs of the Company and refers them to the full board for consideration. The full board evaluates the candidates in the context of the current composition of the Board, the operating requirements of the Company and the long-term interests of the shareholders. In performing this evaluation, the Board considers the diversity, age, skills, experience and other factors it deems appropriate given the needs of the Board and Company to maintain a balance of knowledge, experience and capabilities. In the past, the Board of Directors has not used an outside director search firm to provide potential nominees.

The new demand for responsible corporate governance and financial reporting has created an increased call for highly qualified and capable public company directors. Qualified director nominees should possess high moral character and personal integrity, high level of leadership or managerial experience, experience and knowledge relative to matters affecting the Company, the ability and willingness to contribute to the Board, the ability to exercise sound, independent business judgment, a long term commitment to the interests of shareholders and growth of the Company, freedom from conflicts of interest and the ability to dedicate sufficient time to Board activities and duties.

The Company currently does not have a policy permitting shareholders to recommend, or a policy prohibiting shareholders from recommending, qualified candidates for consideration by the full Board. The Board of Directors plays a critical role in guiding the Company and overseeing its management. As a result, the Company seeks to attract and retain qualified candidates for board membership, regardless of the origin of recommendation. The Board is considering whether to adopt a formal policy addressing the issue, and, if so, the policy will be posted on the Company website.

Similarly, the Company currently does not have a policy permitting or prohibiting shareholder communications with the Board of Directors. Management is primarily responsible for communicating with investors, financial analysts, the media and the general public to address questions or concerns relating to operational matters, financial information and stock ownership. However, in accordance with the Audit Committee Charter, all complaints relating to accounting or audit matters may be anonymously and confidentially directed in writing to the Chair of the Audit Committee and mailed to the Investor Relations Department, which will forward the communication to the committee Chair. Specific corporate governance issues or concerns may be directed to the attention of the Audit Committee, or one of the independent directors and mailed to the Investor Relations Department.

Board Meetings

During the fiscal year ended October 31, 2003, the Board of Directors held twelve regularly scheduled and special meetings, the audit committee met four times and the compensation committee met seven times. All directors attended at least 75 percent of the board meetings and committee meetings they were eligible or required to attend.

The Company does not have a formal policy requiring directors to attend the annual meeting of shareholders; however, all directors are expected to make a concerted effort to attend. Last year, all members of the Board of Directors were in attendance at the annual meeting of the shareholders.

Compensation of Directors

The Company compensates its non-employee directors for services as directors. Directors employed by the Company are not entitled to any additional compensation to serve on the Board of Directors. The Compensation Committee is responsible for evaluating non-employee compensation and making compensation recommendations to the full board for approval.

Effective April 2003, non-employee directors received an annual retainer of $10,000 cash, which is paid in quarterly installments beginning each April, plus $500 for each Board meeting attended and $300 for each committee meeting attended. Additionally, each committee chair receives an annual retainer of

$2,000. During fiscal year 2003, the non-employee directors received the following fees for their participation on the company' s board of directors: James S. Hanna $17,200, William J. Rush $20,500, Carl G. Behnke $20,400, and Joseph J. Hanna, Jr. $20,700.

Each non-employee director may also receive options to purchase shares of YoCream common stock. These options are granted pursuant to the 2000 Stock Option Plan and have exercise prices equal to the median between the closing bid and ask prices of the stock on the date of grant. During the fiscal year ended October 31, 2003, the Company granted to each of the four non-employee directors an option under the 2000 Stock Option Plan to purchase 7,500 shares exercisable at $4.63 per share.

INFORMATION ABOUT MANAGEMENT

The following table identifies current executive officers.

Name	Age	Position(s) with the Company and Principal Occupation During the Past Five Years
John N. Hanna	63	Director; Chairman of Board of Directors; Chief Executive Officer
W. Douglas Caudell	60	Chief Financial Officer

Executive Officers serve at the discretion of the Board of Directors.

EXECUTIVE COMPENSATION

The following table sets forth certain information regarding compensation paid during the fiscal years ended October 31, 2003, 2002, and 2001 to John N. Hanna, Chief Executive Officer, and David J. Hanna, the past-President who retired in August 2003. No other executive officers received salaries and bonuses in excess of $100,000 in the fiscal year ended October 31, 2003.

Summary Compensation Table

Name and Principal Position	Year	Annual Compensation			Securities Underlying Options/SAR's	All Other Compensation
		Salary (1)	Bonus	Other Annual Compensation (2)		
John N. Hanna	2003	$143,393	$63,000	$14,747	20,000	$6,192 (3)
Chairman; CEO (5)	2002	$136,486	$15,350	$14,747	10,000	$4,555 (3)
	2001	$116,475	$27,500	$14,747	5,000	$4,319 (3)
David J. Hanna	2003	$94,845	$31,000	$12,199	-	$37,942 (3)(4)
Former President	2002	$103,163	-	$12,197	-	$3,095 (3)
	2001	$99,199	-	$12,197	5,000	$2,976 (3)

(1) Includes salary and amounts contributed by the Company on behalf of the identified executive officer to the 401(k) Employee Savings Plan and Trust.

(2) Premiums paid on split dollar life insurance policies, which the Company has provided for John Hanna and David Hanna. The Company makes the payments and the policies are assigned to the Company as collateral for the repayment of premiums.

(3)   The 401(k) Employee Savings Plan and Trust allows for contributions by the Company for the benefit of employees including the named executive officers. During the years ended October 31, 2003, 2002, and 2001, the Company made contributions to the 401(k) Employee Savings Plan and Trust equal to 3% of the compensation paid to the named executive officer and all other eligible employees. All such contributions have been made in the form of YoCream stock purchased on the open market. Does not include the premium paid by the Company on term life insurance for the benefit of the named executive officer under a group life policy for all salaried employees of the Company.

(4)   Other compensation includes payments under the Consulting Agreement entered into in August 2003, which provides for annual payments of $136,667 for a period of three years.

(5)   During fiscal 2003, the Board of Directors approved a change of control agreement for the CEO, which under certain circumstances would grant him a change in control payment upon termination of two times his annualized average earnings from the Company for the five-year period preceding a change of control.

STOCK OPTION GRANTS DURING LATEST FISCAL YEAR

During the year ended October 31, 2003, stock options covering 20,000 shares were granted to John N. Hanna, Chief Executive Officer, under the 2000 Stock Option Plan. The following table shows information as to options granted during the year ended October 31, 2003.

Options Granted in Last Fiscal Year

	Individual Grants				Potential Realizable Value at Assumed Annual Rates of Stock Price Appreciation For Option Term (1)	
Name	Number of securities underlying Options Granted	Percentage of Total Options Granted to Employees in Fiscal Year	Exercise Price in Dollars per Share	Expiration Date	5%	10%
John N. Hanna	20,000	11.1%	$4.63	8/31/08	$25,600	$56,500

(1)   The potential realizable value of the options granted is calculated by multiplying the difference between the exercise price of the option and the market value per share of the underlying stock (assuming a 5% or 10%, as the case may be, compounded annual increase of the stock price from the date of grant to the final expiration of the option) by the number of shares underlying the options granted. The price appreciation assumptions are required disclosures under the rules of the Securities and Exchange Commission and are not to be viewed as any expectation or prediction by the Company of future value of the underlying common stock.

STOCK OPTION EXERCISES AND YEAR-END STOCK OPTION VALUES

The following table shows information as to the stock options that were exercised during the year ended October 31, 2003 by John N. Hanna, the Company's Chief Executive Officer, and the value of all stock options held by him as of October 31, 2003.

**Stock Option Exercises in Last Fiscal Year
and Fiscal Year-End Stock Option Values (1)**

Name	Shares Acquired on Exercise	Value Realized	Number of Unexercised Options at FY-End Exercisable/ Un-exercisable	Value of Unexercised In-the-Money Options At FY-End Exercisable/ Un-exercisable
John N. Hanna	-0-	-0-	28,833 / 6,667	$17,500 / $0

(1) On October 31, 2003, the closing price of the Company's Common Stock was $5.18. For purposes of the foregoing table, stock options with an exercise price of less than this amount are considered to be "in the money" and are considered to have a value equal to the difference between this amount and the exercise price of the Stock option multiplied by the number of shares covered by the stock option. Stock options issued under the 1994 Combined Plan, and the 2000 Stock Option Plan were "in the money" on that date.

EQUITY COMPENSATION PLAN INFORMATION

The following table sets forth several categories of information about equity compensation plans in effect as of the end of the last completed fiscal year that provide for the award of securities or the grant of options to purchase securities to YoCream employees and directors:

Plan Category	(a) Number of securities to be issued upon exercise of outstanding options, warrants and rights	(b) Weighted-average exercise price of outstanding options, warrants and rights	(c) Number of securities remaining available for future issuance under equity compensation plans excluding securities reflected in column (a)
Equity compensation plans approved by security holders	285,500	$4.63	100,000
Equity compensation plans not approved by security holders	0	0	0
Total	285,500	$4.63	100,000

<u>REPORT OF THE COMPENSATION COMMITTEE ON EXECUTIVE COMPENSATION</u>

The Compensation Committee is responsible for establishing and administering the policies of the Board with respect to the annual compensation of the Chief Executive Officer and other executive officers. The Compensation Committee is also responsible for administering the 2000 Stock Option Plan, including determination of the timing and amount of stock option grants under those plans.

The Compensation Committee approves the salaries and other benefits of executive officers as recommended by the Chief Executive Officer in the context of:

- Rewarding successes in resolving critical issues in the development of new markets for our products;
- Preserving cash resources to fund operations and new product development;
- Increasing profitability and shareholder value; and
- Aligning the interests of management with those of shareholders through equity based incentive compensation.

The Compensation Committee also considers the cash compensation and other benefits paid to executive officers with similar responsibilities by other companies in the same industry and by publicly held companies of similar size. The Compensation Committee strives to set cash compensation paid to the Company's executive officers, including its Chief Executive Officer, at or near the median level of cash compensation paid by other similar companies.

The Compensation Committee has from time to time granted stock options to executive officers to supplement the cash compensation paid to them. These stock options have all been granted with exercise prices equal to the then market value of the Common Stock. The options are intended to give the executive officers long-term incentives to enhance shareholder value by allowing option recipients to participate in the appreciation of the market value of the Company's Common Stock. Currently, there are 100,000 shares available for future option grants under the 2000 Stock Option Plan.

During 2004, the Compensation Committee will continue to carefully consider executive compensation in relation to the Company's performance and the opportunities and challenges which the Company faces.

Submitted by the Compensation Committee,

Joseph J. Hanna, Jr.
William J. Rush

Compensation Committee Interlocks and Insider-Participation in Compensation Committee

Joseph J. Hanna, Jr., is a shareholder in the Portland, Oregon law firm of Hanna Strader PC, which serves as the Company's general counsel. During the year ended October 31, 2003, the Company paid $338,799 to Hanna Strader PC in legal fees. No other relationships exist between the members of the Compensation Committee and the Company's executive officers.

AUDIT COMMITTEE REPORT

The Audit Committee serves a vital function in overseeing the internal controls of the Company and the financial reporting process, as well as ensuring that the audits of the Company's affairs are being conducted. In carrying out its duties, the audit committee:

- Reviews and discusses with management the scope of external audit activities and the audited financial statements of the Company;

- Discusses with the Company's independent auditors matters relating to the Statement on Auditing Standard No. 61;

- Receives disclosures from and discusses with the Company's independent auditors, the auditor's independence in light of Independence Standards Board Standard No. 1; and

- Makes a recommendation to the Board of Directors, based on the committee's review of the audited financial statements and its discussions with the Company's independent auditors, as to whether the audited financial statements should be included in the Company's annual report filed with the Securities and Exchange Commission on Form 10-K.

The Audit Committee has reviewed and discussed with management the audited financial statements, and has discussed with the Company's independent auditors the matters required to be discussed by SAS 61. In addition, the Audit Committee has received written disclosures and a letter from the Company's independent auditor as required by ISB Standard No. 1, and has discussed with the Company's independent auditor the auditor's independence. Based on the foregoing reviews, discussions, and disclosures, the Audit Committee has recommended the inclusion of the audited financial statements in the annual report on Form 10-K for the year ended October 31, 2003 for filing with the Securities and Exchange Commission.

Submitted by the Audit Committee,

Carl G. Behnke
William J. Rush
Joseph J. Hanna, Jr.

STOCK PERFORMANCE CHART

The following chart compares the yearly percentage change in the cumulative-shareholder return on the Company's Common Stock during the five fiscal years ended October 31, 2003 with the cumulative total return on (i) the Russell 2000 Index and (ii) the Standard & Poors Small Cap / Packaged Foods Index. This comparison assumes $100.00 was invested on October 31,1998 in the Company's Common Stock and in the comparison groups and assumes the reinvestment of all cash dividends prior to any tax effect and the retention of all stock dividends.



TRANSACTIONS WITH AFFILIATES AND MANAGEMENT

The Company has retained the services of Hanna Strader PC, a law firm in which Joseph J. Hanna, Jr., a director of the Company, is a partner. During the year ended October 31, 2003, Hanna Strader PC served as the Company's general counsel and was paid $338,799 in legal fees.

The Company leases its production, office and warehouse facilities from Pente Investments, LLC. Pente Investments, LLC is an Oregon limited liability company, whose members are John N. Hanna, David J. Hanna, James S. Hanna, Joseph J. Hanna, Jr. and another non-family member relative.

The current lease for the production and office facilities has a remaining term of approximately 9 years with renewal provisions and currently provides for a base rent of $17,000 per month for the period from July 2003 to July 2006. Thereafter the lease payment increases approximately 8% every three years.

In October 2003, the Company entered into an agreement to lease an adjoining warehouse facility from Pente Investments, LLC. The lease, which was approved by an independent committee of the Board of Directors, has a term of 15 years and provides for a base rent of $12,848 per month for the period from November 2003 to 2006. Thereafter the lease payment increases approximately 9% every three years. Based on the advice of the Company's outside financial advisors, the Company arranged for Pente to fund the purchase of the building to conserve the Company's long-term borrowing capacity. The new warehouse space increases overall plant capacity by optimizing utilization of the existing manufacturing facility.

The independent members of the Audit Committee have reviewed and approved all transactions between the Company and Pente Investments, LLC. The independent members of the Audit Committee believe the terms and conditions of the foregoing leases with Pente Investments, LLC are in accordance with the current market conditions for such properties and are not any more or less favorable than terms and conditions one would expect in a non-related, third party transaction.

During the fiscal year ended October 31, 2003, the Company employed certain members of the Hanna family as senior managers in the Company. Matt Hanna, a son of John Hanna, is the Director of Administration, responsible for administrative functions, human resources, risk management, copacking and international sales, and received a base salary of $86,700 and bonus of $10,000 relating to 2002. Tyler Bargas, a son-in-law of John Hanna, is the Director of Foodservice Sales and Marketing, responsible for developing and executing the foodservice portion of the sales and marketing plan, as well as overseeing the regional sales managers and received a base salary of $86,700 and bonus of $10,000 relating to 2002. Michele Hanna Emery, David Hanna's daughter, is the Director of Sales, National Accounts and Branding, responsible for developing business with nationally branded foodservice distributors, brokers and customers, as well as coordinating with the national accounts manager and received a base salary of $86,700 and bonus of $10,000 relating to 2002. These senior managers also receive car allowances and stock options. The foregoing individuals are part of a six-member management team, all of whom received similar compensation packages for salary, bonus and stock options in 2003.

In August 2003, the Company entered into a three-year consulting agreement with David Hanna, its former president, upon his departure after 27 years of service, and resignation from his positions as president and director of the Company. Under the terms of the consulting agreement he will be paid an annual fee of $136,667. Additionally, the Company will continue to provide health insurance benefits during the term of the agreement, and fund a split dollar insurance policy until the policy is paid up, or the event of death. The policy has been assigned to the Company as collateral for the repayment of the premiums. In the event of the death of the former employee, the Company would be paid the amount of its premium advances. David Hanna continues to own in excess of 5% of the Company's outstanding stock. A complete copy of the agreement was filed with the Securities and Exchange Commission on Form 8-K on August 18, 2003.

COMPLIANCE WITH SECTION 16 FILING REQUIREMENTS

Section 16 of the Securities Exchange Act of 1934, as amended, ("Section 16") requires that all executive officers and directors of the Company and all persons who beneficially own more than ten percent of the Company's Common Stock file an initial report of their ownership of the Company's securities on Form 3 and report changes in their ownership of the Company's securities on Form 4 or Form 5. These filings must be made with the Securities and Exchange Commission and the National Association of Securities Dealers with a copy sent to the Company.

Based solely on the review of copies of the forms provided to the Company and the representations by the executive officers, directors and ten percent shareholders, the Company believes, to the best of its knowledge, that all Section 16(a) filing requirements were met for fiscal year ended October 31, 2003.

STOCK OWNERSHIP

The following table sets forth information regarding the beneficial ownership of each director, each nominee for director, all executive officers, and directors as a group, and persons, according to information received by the Board of Directors, holding more than five percent of the outstanding Common Stock of the Company as of February 28, 2004.

Management and Others

Name and Address (2)	Shares Owned (1)	Percent Of Class
John N. Hanna, Chairman, CEO	315,491 (3)	13.7%
James S. Hanna, Director, Secretary	261,107 (4)	11.4%
David J. Hanna, Former President	184,530 (5)	8.1%
William J. Rush, Director	170,008 (6)	7.4%
Carl G. Behnke, Director	51,000 (7)	2.2%
Joseph J. Hanna, Jr., Director	27,500 (8)	1.2%
Frederick M. Kinyon	-	-
W. Douglas Caudell, Chief Financial Officer	32,931 (9)	1.4%
All Executive Officers and Directors as a Group (8 persons)	1,042,567 (10)	43.0%

(1)   Unless indicated otherwise, each person or entity separately possesses sole voting and sole investment power over his or its respective shares. There are no arrangements, known to the Company, including any pledge by any person of securities of the Company the operation of which may at a subsequent date result in a change of ownership of such stock or in control of the Company.

(2)   The business address for each person is 5858 NE 87th Avenue, Portland, Oregon 97220.

(3)   Includes 32,166 shares subject to options exercisable within 60 days of February 28, 2004; 2,000 shares held by Pente Investments LLC in which John Hanna is one of five members; 13,200 shares held in the John Hanna Charitable Trusts; and 4,988 shares held in his 401(k) account.

(4)   Includes 18,500 shares subject to options exercisable within 60 days of February 28, 2004, and 8,915 shares owned by the spouse of James Hanna.

(5)   Includes 2,621 shares in his 401(k) account.

(6)   Includes 18,500 shares subject to options exercisable within 60 days of February 28, 2004.

(7)   Includes 18,500 shares subject to options exercisable within 60 days of February 28, 2004.

(8)   Includes 27,500 shares subject to options exercisable within 60 days of February 28, 2004.

(9)   Includes 30,333 shares subject to options exercisable within 60 days of February 28, 2004 and 2,598 shares held in his 401(k) account.

(10)   Includes an aggregate of 145,499 shares subject to options exercisable within 60 days of February 28, 2004 and 10,207 shares held in the 401(k) accounts.

CODE OF ETHICS

The Company's code of ethics is available on its website at www.yocream.com.

OTHER MATTERS

The Board of Directors is not aware of any matters to be presented for action at the Meeting other than those set forth in the Notice of Annual Meeting. However, if any other matters properly come before the Meeting or any adjournment or postponement thereof, the person or persons voting the proxies will vote them in accordance with their best judgment.

INDEPENDENT AUDITORS

Grant Thornton LLP, independent certified public accountants, were the Company's auditors for the fiscal year ended October 31, 2003. In accordance with the provisions of the Audit Committee Charter, the Audit Committee is charged with the responsibility of selecting the Company's auditor and intends to make its selection for fiscal year 2004 on a timely basis.

The audit services performed by Grant Thornton LLP during 2003 included an audit of the annual financial statements, review of the quarterly financial statements, and consultation in connection with filings with the Securities and Exchange Commission and audit related accounting matters. Grant Thornton LLP also prepared the Company's income tax returns and consulted on related tax matters.

A representative of Grant Thornton LLP is expected to be at the annual meeting and will be available to answer appropriate questions.

The following fees were paid to Grant Thornton LLP related to fiscal 2003 and 2002:

	2003	2002
Audit Fees	$38,160	$32,264
Audit Related Fees (A)	10,019	9,033
Tax Fees (B)	7,764	7,005
All Other Fees (C)	17,785	6,909
	$73,728	$55,311

(A) Consists of quarterly reviews.
(B) Consists of corporate tax compliance.
(C) Consists of fees related to miscellaneous tax and other consulting services.

During fiscal year 2003, the Audit Committee adopted the policy of pre-approving all engagements for audit and tax related services, and subsequently pre-approved the fees for the fiscal year 2003 audit, 2003 tax return preparation, and consulting services related to evaluating the warehouse property lease.

The Audit Committee considered whether, and has determined that, the provision of these other professional services is compatible with maintaining the independent auditor's independence.

SHAREHOLDER PROPOSALS

Any proposal, which a shareholder wishes to have considered for inclusion in the Company's proxy solicitation materials for the 2005 Annual Meeting of Shareholders, must be received at the main office of the Company no later than October 31, 2004. If such proposal is in compliance with all of the requirements of the Company's Articles of Incorporation, and of Rule 14a-8 promulgated under the Securities Exchange Act of 1934, it will be included in the Proxy Statement and set forth on the form of proxy issued for the next Annual Meeting of Shareholders. We encourage interested shareholders to send any such proposals by certified mail, return receipt requested.

ANNUAL REPORT AND FINANCIAL STATEMENTS

A copy of the Company's Annual Report to Shareholders for the year ended October 31, 2003 accompanies this Proxy Statement. Additional copies of the Company's Annual Report to Shareholders may be obtained by written request to the Secretary of the Company at the address indicated below. Such Annual Report is not part of the proxy solicitation materials.

Upon receipt of a written request, the Company will furnish to any shareholder without charge a copy of the Company's Annual Report on Form 10-K for the year ended October 31, 2003, and the list of exhibits thereto required to be filed with the Securities and Exchange Commission. Such written request should be directed to Terry Lusetti, Director of Investor Relations, YoCream International, Inc., 5858 NE 87th Avenue, Portland, Oregon 97220. The Form 10-K Annual Report is not part of the proxy solicitation materials.

By order of the Board of Directors,

John N. Hanna
Chairman of the Board of Directors
 And Chief Executive Officer

DATED: March 9, 2004

NOTE: Please send in your Proxy immediately, using the enclosed postage paid envelope.



5858 NE 87th Avenue
Portland, Oregon 97220

1-800-YOCREAM
www.yocream.com

YOCREAM INTERNATIONAL PROXY STATEMENT

REVOCABLE PROXY
YOCREAM INTERNATIONAL, INC.
ANNUAL MEETING OF SHAREHOLDERS
APRIL 21, 2004

PROXY SOLICITED BY THE BOARD OF DIRECTORS

The undersigned hereby appoints John N. Hanna and James S. Hanna, and each of them, proxies with power of substitution to vote on behalf of the undersigned all shares of common stock of YoCream International, Inc. (the "Company") at the Annual Meeting to be held on April 21, 2004 and any adjournments or postponements thereof, with all powers the undersigned would possess if personally present, with respect to the following:

1. **Election of directors.**   [   ]**FOR ALL** nominees listed below   [   ] **WITHHOLD AUTHORITY**
                                        (except as marked to the contrary below)   to vote for all nominees listed below

(INSTRUCTION: To withhold authority to vote for any individual, strike a line through the nominee's name below.)

Nominees for election for three-year terms:

Frederick M. Kinyon
Joseph J. Hanna, Jr.

2. **Other Matters.** At the discretion of the proxy holders on such other business as may properly come before the meeting and any adjournments or postponements thereof.

THE SHARES REPRESENTED BY THIS PROXY WILL BE VOTED AS SPECIFIED ABOVE, BUT IF NO SPECIFICATION IS MADE, THIS PROXY WILL BE VOTED FOR THE ELECTION OF ALL NOMINEES. The proxy holders may vote in their discretion as to other matters which may come before the meeting.

Dated_____, 2004   _____

_____
(Attach Label)   Please date and sign exactly as name is imprinted hereon, including designation as executor, trustee, etc., if applicable. A corporation must sign its name by the president or other authorized officer. All co-owners must sign.

YOCREAM INTERNATIONAL, INC.

Audit Committee Charter

Purpose

The Audit Committee is a committee of the Board of Directors organized for the primary purpose of assisting the Board in fulfilling its oversight responsibilities relating to (a) the preparation and integrity of the Company's financial statements; (b) the engagement of independent auditors and the evaluation of their performance, qualifications and independence; (c) the evaluation of the Company's internal accounting and financial controls, procedures and policies; and (d) the compliance with certain legal and regulatory requirements, including programs and policies established by management or the Board.

The Audit Committee serves as a conduit to promote open communication between the independent auditors, the accounting department, management and the Board of Directors. The Audit Committee should take appropriate actions to set the overall corporate "tone" for quality financial reporting, sound business risk practices, and ethical behavior.

Committee Membership

The Board of Directors will appoint Committee members and a Chair annually, such appointments to occur after the annual shareholders' meeting. If the Board does not appoint a Chair of the Audit Committee, then the Audit Committee members may elect one member to serve as the Chair. The Chair will serve as the primary contact person for communications between the Audit Committee and management, the Board and the independent auditors outside regular Audit Committee meetings.

Each committee member, as determined in the business judgment of the Board, will be (a) "independent", as that term is defined by the applicable securities regulations and NASD listing standards; and (b) be financially literate and have the ability to read and understand the Company's basic financial statements. At least one member, as determined in the business judgment of the Board, will have adequate accounting or related financial expertise and sophistication to understand generally accepted accounting principles and assess the application of such accounting principles in the preparation of the Company's financial statements to the degree necessary to satisfy the criteria for being considered an "audit committee financial expert".

An Audit Committee member may not serve on the audit committee of more than three public companies, unless the Board of Directors has determined that such simultaneous service will not adversely affect such member's ability to effectively serve on the Company's Audit Committee.

Meetings

The Audit Committee may meet as often as it deems necessary and appropriate to fulfill its purpose and responsibilities, but no less regular than necessary to review the financial results of the Company for any period for which financial statements or information are prepared and disseminated to the shareholders. Meetings may be called by the Chair of the Audit Committee or the Chair of the Board and will be conducted in accordance with the Company's bylaws. The Audit Committee may take action by written consent of a majority of its members.

Audit Committee Charter

       As part of its regular meetings, the Audit Committee will meet in executive session and jointly and separately with management and the independent auditors. Reports of meetings and actions taken at meetings or by consent action since the most recent Board meeting shall be made to the Board by the Audit Committee Chair at the next regularly scheduled Board meeting following the Audit Committee meeting or action and shall include any recommendations of the Audit Committee for consideration by the Board. The Audit Committee Chair shall be available to answer questions of other directors and discuss actions taken or matters considered by the Audit Committee.

<u>Committee Authority and Responsibilities</u>

       In carrying out its duties and responsibilities, the Audit Committee should design its policies and procedures to be flexible, in order to best react to changing conditions and circumstances and ensure the Company's accounting, financial reporting and auditing practices are appropriately tailored to address the Company's specific financial and business risks.

       The following shall be the principal recurring processes of the Audit Committee in carrying out its oversight responsibilities. The processes are set forth as a guide with the understanding that the Audit Committee may alter or supplement them as appropriate.

1. The Audit Committee will have the sole authority to select, hire and fire the independent auditor, to approve all fees and other terms of the audit engagement and to pre-approve any non-audit relationships and engagements with the independent auditors. Although the independent auditor will report directly to the Audit Committee and the Audit Committee is ultimately responsible for the supervision of the independent audit function, management may consult with the independent auditor whenever necessary.

2. The Audit Committee annually will review and evaluate the performance of the independent auditors and their independence from management and the Company. The Audit Committee also will be responsible for assuring the regular rotation of the audit partner as may be required by the securities regulations or NASD listing standards.

3. The Audit Committee shall discuss with the independent auditors the overall scope and plans for audits, including the adequacy of staffing and compensation; the results of their audit, including material issues regarding accounting and auditing principles and practices; and any significant audit problems or disagreements with management regarding proposed accounting adjustments or financial reporting recommendations and any other matters required to be discussed by Statement on Auditing Standards No. 61 relating to conducting the Company audit.

4. The Audit Committee will be responsible for resolving disagreements between management and the independent auditors regarding accounting and financial reporting matters for purposes of preparing and issuing financial statements to the shareholders.

5. The Audit Committee shall discuss with the independent auditors the adequacy and effectiveness of the internal accounting and financial controls, including the Company's system to monitor and manage business risk.

6. The Audit Committee shall meet separately with the independent auditors, with and without the CEO and CFO present, to discuss the results of their examinations and will provide sufficient opportunity for the independent auditors to meet privately with the Audit Committee Chair.

7. The Audit Committee shall meet with management and the independent auditors to discuss the annual and quarterly financial statements, including Management's Discussion and Analysis of Financial Condition and Results of Operations, and any other Exchange Act filings the Audit Committee deems necessary to determine that the independent auditors are satisfied with the disclosures and content of the financial statements to be presented to the shareholders.

8. The Audit Committee shall review and discuss the types of information to be disclosed and the presentation of such information with regard to earnings press releases and financial information and earnings guidance given to analysts and rating agencies.

9. The Audit Committee will meet on a quarterly basis with the CEO and CFO to discuss (a) any significant deficiencies in the design and operation of the Company disclosure controls and procedures that could adversely affect the Company's ability to record, process, summarize and report financial data, and any material weakness in internal controls over financial reporting; and (b) any fraud, regardless of whether it is material, that involves management or Company personnel who have a significant role in the Company's internal controls.

10. The Audit Committee shall review with the CEO and CFO the Company's internal controls, over financial reporting and will periodically, but not less than quarterly, discuss with management its conclusions about the efficacy of the Company's disclosure controls and procedures, and, not less than annually, discuss management's conclusions about the efficacy of Company's internal controls over financial reporting, including any material deficiencies in such controls and procedures and the appropriate action to correct any such deficiencies.

11. The Audit Committee shall review with management and the independent auditors any changes in accounting principles and other significant financial reporting issues, including the use of "pro-forma" or "adjusted" non-GAAP information.

12. The Audit Committee shall submit the minutes of all meetings of the Audit Committee to, or discuss the matters discussed at each committee meeting with, the full Board.

13. At least annually, the Audit Committee shall review and evaluate its performance to improve its effectiveness and responsiveness to the Board and management, and reassess the adequacy of its Charter and recommend proposed changes to the Board for its approval.

14. The Audit Committee shall establish and maintain procedures for (a) receipt, retention and treatment of complaints received by the Company regarding accounting, internal controls or auditing matters, and (b) the confidential, anonymous complaints or allegations by employees of concerns regarding questionable accounting, internal controls or auditing matters.

15. The Audit Committee shall serve as the Qualified Legal Compliance Committee to receive, evaluate and appropriately address all reports of potential wrongdoing received from legal counsel pursuant to the Sarbanes-Oxley Act of 2002 and Rule 205 of the Securities Exchange Commission.

16. The Audit Committee shall periodically review with the Company's general counsel and other appropriate Company personnel the material legal affairs of the Company and any material reports or inquiries received from regulatory or governmental agencies.

17. The Audit Committee will discuss with management and the independent auditor any correspondence with regulators or governmental agencies and any published reports that raise material issues regarding the Company's financial statements and accounting policies.

18. The Audit Committee shall have the authority, to the extent it deems necessary, to retain independent legal, accounting or other advisors without need for Board approval, and the Company shall provide for appropriate funding, as determined by the Audit Committee, for payment of compensation to such advisors retained by the Audit Committee.

19. The Audit Committee will have access to all Company personnel and records it deems necessary to fulfill its duties and responsibilities under this Charter.

20. The Audit Committee shall review and approve all related party transactions that must be disclosed pursuant to Item 404 of Regulation S-K or Regulation S-B of the SEC rules and regulations.

21. The Audit Committee has the authority to designate subcommittees, as it deems necessary and appropriate, consisting of at least one member of the Audit Committee to address specific issues on behalf of the Audit Committee, provided such subcommittee is comprised of persons who are "independent" as defined by the NASD listing standards.

22. The Audit Committee may appoint a Secretary, who need not be member of the Audit Committee, to keep minutes of all Audit Committee meetings and such other records the Audit Committee deems necessary and appropriate.

23. The Audit Committee shall prepare a report for inclusion in the Company's annual proxy statement in accordance with the applicable securities regulation and listing requirements.

Limitations

The primary responsibility of the Audit Committee is to oversee the Company's financial reporting process on behalf of the Board and report the results of their activities to the Board. While the Audit Committee has the responsibilities and powers set forth in this Charter, it is not the duty of the Audit Committee to plan or conduct audits or to determine that the Company's financial statements are complete and accurate and are in accordance with generally accepted accounting principles. Management is responsible for preparing the Company's financial statements, and the independent auditors are responsible for auditing those financial statements.